F O R    I M M E D I A T E    R E L E A S E

                                PRESS RELEASE

                                                   March 13, 1996
                                                   For more information contact:
                                                   Erin Ibele     (419) 247-2800
                                                   George Chapman (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                         APPOINTMENT OF VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND TREASURER

             Toledo, Ohio, March 13, 1996....Health Care REIT, Inc. (NYSE/HCN)
announced the appointment of Edward F. Lange, Jr. to the position of Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Lange was formerly Senior Vice President-Finance with The CarePlex Group, Inc. of Needham, Massachusetts. Prior to his affiliation with The CarePlex Group, Mr. Lange was Vice President - Finance with MediTrust of Needham, Massachusetts.
He received his MBA from the University of Connecticut after undergraduate studies at the University of Massachusetts. Mr. Lange has over 10 years' experience in finance, with a specialization in the health care industry. He assumed his new responsibilities on March 11, 1996.

    George L. Chapman, President of the Company, stated, "With the addition of Ed Lange as CFO, we have assembled a management team committed to driving Health Care REIT, Inc. into the ranks of top-tier REITs. Ed's skills, experience and work ethic will be important factors in achieving our goals."

    Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living and retirement facilities. The Company also invests in specialty care hospitals and primary care facilities.





adb\press\cfo-tres.doc